ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341


03032906

22 October 2003

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America



MACQUARIE
BANK

Dear Sir/Madam

Macquarie Bank Limited (File Number 82-34740) documents for lodgement

Please find relevant documents for Macquarie Bank Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

Dennis Leong
Company Secretary

ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341
Agricultural Commodities 8232 7672 Facsimile 8232 3633


MACQUARIE
BANK

ASX Release

Thursday 16 October, 2003

Macquarie Bank Limited and Macquarie Finance Limited confirm that the interest rate on Macquarie Income Securities (MBLHB) will be 6.69% per annum in respect of the next distribution period which commenced on Wednesday 15 October 2003 and ceases on Wednesday 14 January 2004 (inclusive). The interest payment date will be Thursday 15 January 2004 and the record date will be Tuesday 30 December 2003.

ASX security code	MBLHB
Reset rate for above securities	6.69% per annum which is the Applicable reference rate plus the applicable margin (%)
Date from which change is effective	Wednesday 15 October 2003 to Wednesday 14 January 2004 (inclusive)
Applicable reference rate	4.99% per annum
Applicable margin %	1.7% per annum
Date of next reset rate	Thursday 15 January 2004

Macquarie Bank Limited
ABN 46 008 583 542

Macquarie Bank Limited.

File Number: 82-34740

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

16 October 2003

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

Macquarie Bank Limited – Correction – Issued Ordinary Capital and Options Update

In the last notification to ASX of the position at 30 September 2003, it was stated that the following options had lapsed:

- 2,374 options exercisable at $23.94 each and expiring on 21 July 2005 (MBLAFL);
- 18,209 options exercisable at $34.71 each and expiring on 2 August 2006 (MBL0029);
- 0 options exercisable at $27.57 each and expiring on 30 August 2006 (MBL0039);
- 0 options exercisable at $33.37 each and expiring on 9 July 2007 (MBL0110);
- 29,900 options exercisable at $30.51 each and expiring on 1 August 2007 (MBL0118);
- 0 options exercisable at $30.51 each and expiring on 30 August 2007 (MBL0124); and
- 7,000 options exercisable at $28.74 each and expiring on 28 August 2008 (MBL0202).

In fact, the following numbers of these options had lapsed:

- 8,210 options exercisable at $23.94 each and expiring on 21 July 2005 (MBLAFL);
- 22,543 options exercisable at $34.71 each and expiring on 2 August 2006 (MBL0029);
- 8,334 options exercisable at $27.57 each and expiring on 30 August 2006 (MBL0039);

- 12,500 options exercisable at $33.37 each and expiring on 9 July 2007 (MBL0110);
- 57,800 options exercisable at $30.51 each and expiring on 1 August 2007 (MBL0118);
- 2,200 options exercisable at $30.51 each and expiring on 30 August 2007 (MBL0124); and
- 14,463 options exercisable at $28.74 each and expiring on 28 August 2008 (MBL0202).

The number of options on issue at 30 September 2003 was therefore 27,608,916, all exercisable into one share per option.

Yours faithfully

Dennis Leong
Company Secretary

Listing of Macquarie Bank Limited Options

As at 30 September 2003

MBL Code	Number	Exercise Price	Expiry Date
MBL0001	100,000	$27.98	1/02/2006
MBL0002	10,000	$27.71	2/02/2006
MBL0003	12,500	$18.51	26/02/2006
MBL0004	5,000	$28.39	27/02/2006
MBL0007	5,000	$28.19	20/03/2006
MBL0010	5,000	$28.00	2/04/2006
MBL0012	12,500	$27.04	17/04/2006
MBL0014	5,000	$28.55	19/04/2006
MBL0015	12,500	$28.05	20/04/2006
MBL0016	5,000	$28.50	23/04/2006
MBL0017	5,000	$26.85	24/04/2006
MBL0018	5,000	$27.60	28/05/2006
MBL0019	5,000	$27.77	29/05/2006
MBL0020	5,000	$27.53	6/06/2006
MBL0021	5,000	$27.58	15/06/2006
MBL0023	5,000	$28.19	24/07/2006
MBL0025	5,000	$29.72	27/07/2006
MBL0027	5,000	$28.15	31/07/2006
MBL0028	5,000	$28.46	1/08/2006
MBL0029	4,355,860	$34.71	2/08/2006
MBL0030	5,000	$30.25	3/08/2006
MBL0031	5,000	$28.21	7/08/2006
MBL0033	10,000	$29.50	9/08/2006
MBL0035	5,000	$29.35	13/08/2006
MBL0036	5,000	$35.99	27/08/2006
MBL0037	5,000	$34.71	28/08/2006
MBL0038	5,000	$35.41	29/08/2006
MBL0039	4,166	$27.57	30/08/2006
MBL0040	711,544	$34.71	31/08/2006
MBL0041	5,000	$34.82	3/09/2006
MBL0042	5,000	$27.60	4/09/2006
MBL0043	1,585	$33.95	6/09/2006
MBL0044	25,000	$31.48	5/09/2006
MBL0046	20,000	$28.19	20/09/2006
MBL0047	12,500	$32.20	21/09/2006
MBL0048	12,500	$36.66	24/09/2006
MBL0049	12,500	$36.48	25/09/2006
MBL0050	12,500	$35.95	26/09/2006
MBL0051	10,000	$33.01	27/09/2006
MBL0052	247,866	$34.71	28/09/2006

Listing of Macquarie Bank Limited Options

As at 30 September 2003

MBL Code	Number	Exercise Price	Expiry Date
MBL0053	5,000	$35.93	1/10/2006
MBL0056	5,000	$29.72	8/10/2006
MBL0057	5,000	$37.52	9/10/2006
MBL0058	5,000	$36.68	12/10/2006
MBL0059	5,000	$28.39	15/10/2006
MBL0061	12,500	$37.75	29/10/2006
MBL0062	12,500	$37.05	30/10/2006
MBL0063	5,000	$37.26	31/10/2006
MBL0064	5,000	$37.94	7/11/2006
MBL0066	5,000	$36.85	13/11/2006
MBL0067	5,000	$36.86	14/11/2006
MBL0069	5,000	$35.71	16/11/2006
MBL0070	32,500	$37.58	22/11/2006
MBL0071	12,500	$36.84	26/11/2006
MBL0072	5,000	$36.05	3/12/2006
MBL0073	5,000	$35.71	5/12/2006
MBL0074	12,500	$36.36	10/12/2006
MBL0075	5,000	$37.55	20/12/2006
MBL0076	12,500	$37.67	25/01/2007
MBL0077	5,000	$37.47	4/02/2007
MBL0078	5,000	$36.08	12/03/2007
MBL0079	17,500	$36.54	13/03/2007
MBL0080	10,000	$36.34	14/03/2007
MBL0081	5,000	$35.24	15/03/2007
MBL0083	5,000	$36.85	19/03/2007
MBL0084	5,000	$35.15	20/03/2007
MBL0086	5,000	$36.85	22/03/2007
MBL0087	5,000	$36.67	25/03/2007
MBL0088	5,000	$36.68	26/03/2007
MBL0089	32,500	$36.55	27/03/2007
MBL0092	12,500	$36.34	1/04/2007
MBL0093	5,000	$37.52	2/04/2007
MBL0094	12,500	$34.82	3/04/2007
MBL0095	12,500	$35.99	4/04/2007
MBL0096	5,000	$35.22	5/04/2007
MBL0097	5,000	$35.59	8/04/2007
MBL0098	5,000	$37.35	9/04/2007
MBL0099	5,000	$36.67	10/04/2007
MBL0101	5,000	$36.95	18/04/2007
MBL0102	5,000	$33.16	23/05/2007
MBL0103	5,000	$35.31	24/05/2007

Listing of Macquarie Bank Limited Options

As at 30 September 2003

MBL Code	Number	Exercise Price	Expiry Date
MBL0104	12,500	$32.93	27/05/2007
MBL0105	5,000	$32.76	28/05/2007
MBL0106	5,000	$33.12	29/05/2007
MBL0107	45,000	$33.54	4/07/2007
MBL0108	5,000	$33.45	5/07/2007
MBL0109	12,500	$33.05	8/07/2007
MBL0111	5,000	$36.00	10/07/2007
MBL0113	12,500	$33.20	12/07/2007
MBL0114	5,000	$33.19	15/07/2007
MBL0115	5,000	$33.19	19/07/2007
MBL0116	12,500	$33.06	22/07/2007
MBL0117	5,000	$32.47	23/07/2007
MBL0118	5,256,850	$30.51	1/08/2007
MBL0119	5,000	$33.45	23/08/2007
MBL0120	17,500	$31.54	26/08/2007
MBL0121	5,000	$32.77	27/08/2007
MBL0122	5,000	$33.06	28/08/2007
MBL0123	12,500	$33.10	29/08/2007
MBL0124	928,132	$30.51	30/08/2007
MBL0125	5,000	$31.49	2/09/2007
MBL0126	12,500	$32.90	3/09/2007
MBL0128	5,000	$31.28	5/09/2007
MBL0129	20,000	$30.51	6/09/2007
MBL0130	5,000	$30.51	10/10/2007
MBL0131	227,100	$30.51	11/10/2007
MBL0132	5,000	$33.20	14/10/2007
MBL0133	20,000	$26.45	15/10/2007
MBL0134	5,000	$37.43	16/10/2007
MBL0135	5,000	$31.28	21/10/2007
MBL0136	5,000	$25.04	24/10/2007
MBL0137	5,000	$24.60	25/10/2007
MBL0138	5,000	$24.48	28/10/2007
MBL0139	5,000	$24.57	5/11/2007
MBL0140	17,300	$30.51	20/11/2007
MBL0141	5,000	$33.20	29/11/2007
MBL0142	306,000	$30.51	24/12/2007
MBL0143	12,500	$27.18	27/12/2007
MBL0144	25,000	$31.54	30/12/2007
MBL0146	5,000	$26.45	2/01/2008
MBL0147	12,500	$31.56	3/01/2008
MBL0148	12,500	$22.22	28/01/2008

Listing of Macquarie Bank Limited Options

As at 30 September 2003

MBL Code	Number	Exercise Price	Expiry Date
MBL0149	12,500	$21.66	3/02/2008
MBL0150	5,000	$30.22	4/02/2008
MBL0151	5,000	$23.48	24/01/2008
MBL0152	5,000	$22.42	6/02/2008
MBL0153	5,000	$20.44	10/02/2008
MBL0154	5,000	$21.08	11/02/2008
MBL0155	5,000	$23.03	12/02/2008
MBL0156	5,000	$20.50	13/02/2008
MBL0157	5,000	$20.96	14/02/2008
MBL0158	5,000	$22.76	19/02/2008
MBL0159	5,000	$25.93	3/03/2008
MBL0160	5,000	$21.54	4/03/2008
MBL0161	5,000	$23.82	5/03/2008
MBL0162	3,000	$22.22	6/03/2008
MBL0163	5,000	$25.23	7/03/2008
MBL0164	12,500	$23.55	10/03/2008
MBL0165	5,000	$23.82	12/03/2008
MBL0166	5,000	$21.23	13/03/2008
MBL0167	32,500	$25.82	14/03/2008
MBL0168	12,500	$20.57	17/03/2008
MBL0169	12,500	$25.23	24/03/2008
MBL0170	32,500	$25.15	1/04/2008
MBL0171	12,500	$25.68	2/04/2008
MBL0172	32,500	$24.20	22/04/2008
MBL0173	5,000	$25.94	23/04/2008
MBL0174	12,500	$24.20	24/04/2008
MBL0175	12,500	$24.27	28/04/2008
MBL0176	12,500	$24.67	6/05/2008
MBL0177	5,000	$24.85	7/05/2008
MBL0178	5,000	$24.40	8/05/2008
MBL0179	5,000	$24.71	8/05/2008
MBL0180	5,000	$27.74	12/05/2008
MBL0181	12,500	$25.92	13/05/2008
MBL0182	32,500	$24.58	22/05/2008
MBL0183	5,000	$24.22	23/05/2008
MBL0184	5,000	$24.25	26/05/2008
MBL0185	5,000	$21.12	28/05/2008
MBL0186	5,000	$33.43	25/06/2008
MBL0187	5,000	$24.98	14/07/2008
MBL0188	5,000	$24.98	16/07/2008
MBL0189	12,500	$24.93	17/07/2008

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 30 September 2003

MBL Code	Number	Exercise Price	Expiry Date
MBL0190	5,000	$24.49	27/07/2008
MBL0191	5,000	$25.00	28/07/2008
MBL0192	5,000	$26.05	31/07/2008
MBL0193	12,500	$26.51	1/08/2008
MBL0194	5,000	$26.21	4/08/2008
MBL0195	12,500	$24.42	19/08/2008
MBL0196	5,000	$28.99	20/08/2008
MBL0197	12,500	$29.06	21/08/2008
MBL0198	5,000	$28.02	22/08/2008
MBL0199	5,000	$28.93	23/08/2008
MBL0200	5,000	$29.00	26/08/2008
MBL0201	12,500	$28.41	2/09/2008
MBL0202	6,593,305	$28.74	28/08/2008
MBL0203	5,000	$29.46	16/09/2008
MBL0204	5,000	$29.46	15/09/2008
MBL0205	5,000	$24.17	17/09/2008
MBL0206	12,500	$28.74	26/09/2008
MBL0207	814,053	$28.74	24/09/2008
MBL0208	12,500	$24.54	22/09/2008
MBL0210	5,000	$29.04	29/09/2008
MBL0211	5,000	$29.96	30/09/2008
MBLACM	17,000	$12.25	2/12/2003
MBLACX	11,334	$15.06	12/02/2004
MBLADE	5,667	$14.18	23/02/2004
MBLADK	85,000	$14.36	27/04/2004
MBLADL	6,500	$17.07	28/04/2004
MBLADP	11,334	$16.82	11/05/2004
MBLADU	20,000	$17.33	4/06/2004
MBLADV	5,668	$14.52	8/06/2004
MBLADW	2,349,820	$18.51	13/08/2004
MBLAEA	9,000	$19.00	19/08/2004
MBLAEC	10,000	$18.08	23/08/2004
MBLAEE	10,000	$19.09	25/08/2004
MBLAEG	188,839	$18.51	31/08/2004
MBLAEJ	5,000	$18.14	6/09/2004
MBLAEK	15,000	$18.08	7/09/2004
MBLAEL	10,000	$18.51	24/09/2004
MBLAEM	34,168	$18.51	27/09/2004
MBLAEN	5,000	$18.51	11/10/2004
MBLAEO	5,000	$18.86	9/11/2004
MBLAET	14,168	$18.51	25/11/2004

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 30 September 2003

MBL Code	Number	Exercise Price	Expiry Date
MBLAEU	37,500	$20.29	29/11/2004
MBLAEZ	1,668	$20.01	7/12/2004
MBLAFA	5,000	$20.18	9/12/2004
MBLAFB	5,000	$19.52	10/12/2004
MBLAFD	16,667	$20.18	20/01/2005
MBLAFF	17,500	$19.97	24/01/2005
MBLAFG	1,668	$20.05	25/01/2005
MBLAFI	11,050	$23.22	28/01/2005
MBLAFK	100,000	$20.05	10/02/2005
MBLAFL	2,930,788	$23.94	21/07/2005
MBLAFM	1,668	$21.16	21/03/2005
MBLAFN	14,500	$18.51	6/03/2005
MBLAFO	1,668	$24.14	22/03/2005
MBLAFP	5,000	$24.56	24/03/2005
MBLAFQ	5,000	$24.44	27/03/2005
MBLAFR	32,500	$23.76	28/03/2005
MBLAFS	1,668	$20.14	1/08/2005
MBLAFT	50,000	$23.94	2/08/2005
MBLAFU	93,157	$23.94	11/08/2005
MBLAFV	6,668	$18.51	3/08/2005
MBLAFX	5,000	$24.29	5/08/2005
MBLAFZ	10,000	$24.69	7/08/2005
MBLAGA	4,069	$24.12	9/08/2005
MBLAGB	5,000	$25.71	10/08/2005
MBLAGC	12,083	$23.94	8/08/2005
MBLAGE	1,668	$23.06	13/08/2005
MBLAGF	10,500	$24.16	14/08/2005
MBLAGG	1,700	$24.24	15/08/2005
MBLAGH	5,000	$23.63	17/08/2005
MBLAGI	5,000	$23.76	18/08/2005
MBLAGJ	12,500	$24.43	19/08/2005
MBLAGK	5,000	$24.04	20/08/2005
MBLAGM	12,500	$23.02	22/08/2005
MBLAGN	5,836	$24.56	24/08/2005
MBLAGO	1,700	$25.37	25/08/2005
MBLAGP	5,000	$25.65	26/08/2005
MBLAGS	112,432	$23.94	30/08/2005
MBLAGU	5,000	$25.85	29/09/2005
MBLAGV	5,000	$25.59	28/09/2005
MBLAGW	10,000	$25.59	14/10/2005
MBLAGX	12,500	$26.12	15/10/2005

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 30 September 2003

MBL Code	Number	Exercise Price	Expiry Date
MBLAHA	1,668	$20.18	11/10/2005
MBLAHC	12,500	$24.36	13/10/2005
MBLAHD	5,000	$24.24	22/12/2005
MBLAHE	5,000	$26.45	27/12/2005
MBLAHF	5,000	$27.63	28/12/2005
MBLAHG	12,500	$26.32	29/12/2005
MBLAHH	17,500	$26.57	12/12/2005
MBLAHI	5,000	$27.56	11/12/2005
MBLAHL	3,332	$27.71	31/01/2006
MBLAHM	5,000	$27.83	30/01/2006
MBLAHN	10,833	$27.28	2/01/2006
MBLAHO	5,000	$27.86	3/01/2006
MBLAHP	5,000	$27.93	12/01/2006
MBLAHQ	6,666	$27.97	9/01/2006
MBLAHS	5,000	$27.71	5/01/2006
MBLAHT	5,000	$26.95	8/01/2006
MBLAHW	12,500	$27.46	16/01/2006
MBLAHX	5,000	$27.71	17/01/2006
MBLAHY	12,500	$27.71	18/01/2006
MBLAIA	12,500	$28.29	19/01/2006
TOTAL	27,608,916		

Macquarie Bank Limited.

File Number: 82-34740



ASIC

Australian Securities & Investments Commission

Notification of division or conversion of classes of shares

Form 211 — Corporations Act 2001

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement. Alternatively, please provide details in an annexure. Annexures must conform with the specifications outlined in the Guide.

Company details

Company name

MACQUARIE BANK LIMITED

ACN/ ABN

008 583 542

share class code	full title	share class code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide a full title for the shares.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title (in the following tables).

Complete Sections 1, 2 and 4 for a share division and Sections 1, 3 and 4 for a share conversion.

Date of conversion/subdivision

Date

25 / 09 / 03

[D D] [M M] [Y Y]

1 Share structure before division/conversion

The total of all the amounts paid and unpaid should be the same before and after division/conversion.

Share class code	Full title if not standard	Total number issued	Total amount paid on these shares	Total amount unpaid on these shares
ORD		213,066,313	1,327,334,419.56	NIL
CPS	CONVERTING PREFERENCE SHARES	1,500,000	150,000,000	NIL
Total amount paid and total amount unpaid for ALL share classes			1,477,334,419.56	NIL

2 Share structure after division

Share class code	Full title if not standard	Total number issued	Total amount paid on these shares	Total amount unpaid on these shares
Total amount paid and total amount unpaid for ALL share classes				

3 Share structure after conversion

Share class code	Full title if not standard	Total number issued	Total amount paid on these shares	Total amount unpaid on these shares
ORD		217,923,628	1,477,334,419.56	NIL
Total amount paid and total amount unpaid for ALL share classes			1,477,334,419.56	NIL

4 Details of top 20 members after the division/conversion

Only show the details of the top 20 members in each share class that was affected by the division/conversion.

- If there are 20 members or less in a share class, all members need to be notified
- If there are more than 20 members in a share class, only the top twenty need be notified (s178B).
- If shares are jointly owned, provide names and addresses of all joint - owners on a separate sheet, clearly indicating the share class and with whom the shares are jointly owned.

Member details
Please indicate the member's name, address and shareholding

ADVISED ONLY APPLICABLE TO PROPRIETARY COMPANIES

Family name | Given names

OR

Company name

ACN/ ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City | State/Territory

Postcode | Country (if not Australia)

Shareholding details

Share class code	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)

Continues on next page...

4 Continued ... **Details of another top 20 member**

Member details
Please indicate the member's name, address and shareholding

☐ Family name

Given names

OR

☐ Company name

ACN/ ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

Shareholding details

Share class code	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)

Continues on next page...

4 Continued ... Details of another top 20 member

Member details
Please indicate the member's name, address and shareholding

☐ Family name

Given names

OR

☐ Company name

ACN/ ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

Shareholding details

Share class code	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)

Continues on next page...

4 Continued ... Details of another top 20 member

Member details
Please indicate the member's name, address and shareholding

☐ Family name

Given names

OR

☐ Company name

ACN/ ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

Shareholding details

Share class code	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)

Signature

This form must be signed by a current officeholder of the company

I certify that the information in this form is true and complete

Name

DENNIS LEONG

Capacity

☐ Director

☑ Company secretary

Signature

[signature]

Date signed

08 / 10 / 03

[D D] [M M] [Y Y]

Lodging party details

Please notify the registered agent details (if applicable) and to whom queries about this form should be directed.

Registered Agent details

If this form is being lodged by an ASIC registered agent, please complete agent name and number

ASIC registered agent name

MACQUARIE BANK LIMITED

ASIC registered agent number

17290

Queries about this form

You can nominate an officeholder, lodging party or ASIC registered agent

If there is a query regarding this form, ASIC should contact (Choose one of the following)

☐ Signatory above

☑ ASIC registered agent above

☐ Name of lodging party

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

DX Number

DX City/suburb

Telephone Number



Mail

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

For help or more information

Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au/easylodge



ASIC
Australian Securities & Investments Commission

Guide: Notification of division or conversion of classes of shares

Guide to the Form 211 — Corporations Act 2001

This guide does not form part of the prescribed form. It is included by ASIC to assist you in completing and lodging the Form 211.

Signature

This form must be signed by a a director or secretary.

Lodging period

14 days

Lodgement period and fee

If lodged within 1 month after the prescribed lodging period stated above $65
If lodged more than 1 month after the prescribed lodging period stated above $270

A receipt will not be issued unless requested. Generally, a form is not regarded as being lodged until it is received and accepted by ASIC as being in compliance with s1274(8) of the Corporations Act 2001.

Additional information

This form is required to notify ASIC where there is:
(a) a division of shares in the company into classes if the shares were not previously divided;
(b) a conversion of shares in a class of shares in the company into shares in another class.

Send to

Send to Australian Securities and Investments Commission
PO Box 4000
Gippsland Mail Centre VIC 3841

How to provide additional information

Photocopied Form 211 pages
If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement.

Annexures
If there is insufficient space in any section of the form, you may alternately submit annexures as part of this lodgement.
To make any annexure conform to the regulations, you must
1. use A4 size paper of white or light pastel colour with a margin of at least 10mm on all sides
2. show the company name and ACN or ARBN
3. number the pages consecutively
4. print or type in BLOCK letters in dark blue or black ink so that the document is clearly legible when photocopied
5. identify the annexure with a mark such as A, B, C, etc
6. endorse the annexure with the words:
   This annexure (mark) of (number) pages referred to in form (form number and title)
7. sign and date the annexure
   The annexure must be signed by the same person(s) who signed the form.



Macquarie Bank Limited.

File Number: 82-34740



ASIC

Australian Securities & Investments Commission

Change to company details

Form 484 — Corporations Act 2001

Section C

Section C may be lodged independently if no changes are to be notified via Sections A or B.

Use this form to notify ASIC of:
C1 Change to share structure table
C2 Issue of shares
C3 Cancellation of shares
C4 Changes to members' register

Related Forms
484 A - change of address, name (officeholders or members), details (ultimate holding company)
484 B - appoint/cease officeholder, change special purpose company status

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Company name
MACQUARIE BANK LIMITED

ACN/ ABN
008 583 542

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes
☑ No

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide a full title for the shares.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Continues on next page...

Sections to complete

Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed).

Completion of this table is optional.

	C1 - Change to share structure table	C2 - Issue of shares	C3 - Cancellation of shares	C4 - Change to members register
Issue of shares				
☐ Proprietary company	✓	✓	Not required	✓
Public company				
☐ if in response to the Annual company statement	✓	✓	Not required	✓
☐ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	✓	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	✓	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205.

C1 Change to share structure table

Where the share class has changed (eg. as a result of the issue or cancellation or shares), please show the updated details for this share class in the table below. Details of share classes that have not changed are not required here.

Share class code	Full title if not standard	Total number issued	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occured

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share

Earliest date of change

Please indicate the earliest date that any of the above changes occured

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ Yes (if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.)

☐ No (if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.)

C3 Cancellation of shares

Reason for cancellation

Please indicate the reason that shares have been cancelled (select one or more boxes)

- Redeemable preference shares — S.254J
  - ☐ Redeemed out of profits
  - ☐ Redeemed out of proceeds of a fresh issue of shares
- Capital reduction — S.256A - S.256E
  - ☐ Single shareholder company
  - ☐ Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place
- Share buy-back. — ss.257H(3)
  - ☐ Minimum holding buy-back only
  - ☑ Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place
- ☐ Forfeited shares — S.258D
- Shares returned to a public company — ss.258E(2) & (3)
  - ☐ Under section 651C, 724(2), 737 or 738
  - ☐ Under section 1325A (court order)
- ☐ Other
  - Description
  - Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)
ORD	1,809,511	$63,675,126.24

Earliest date of change

Please indicate the earliest date that any of the above changes occured

26/09/03
[D D] [M M] [Y Y]

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B).
- If shares are jointly owned, provide names and addresses of all joint - owners on a separate sheet, clearly indicating the share class and with whom the shares are jointly owned.

Please complete a separate section below for each member

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name ______ Given names ______

OR

☐ Company name ______

ACN/ ARBN/ ABN ______

Office, unit, level, or PO Box number ______

Street number and Street name ______

Suburb/City ______ State/Territory ______

Postcode ______ Country (if not Australia) ______

The changes are

Share class code	Shares increased by . . . (number)	Shares decreased by . . . (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Date of entry of member's name in register
(New members only)

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

C4 Continued... Further changes to the register of members

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name ______ Given names ______

OR

☐ Company name ______

ACN/ ARBN/ ABN ______

Office, unit, level, or PO Box number ______

Street number and Street name ______

Suburb/City ______ State/Territory ______

Postcode ______ Country (if not Australia) ______

The changes are

Share class code	Shares increased by . . . (number)	Shares decreased by . . . (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Date of entry of member's name in register
(New members only)

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

C4 Continued... Further changes to the register of members

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name | Given names

OR

☐ Company name

ACN/ ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City | State/Territory

Postcode | Country (if not Australia)

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
[D D] / [M M] / [Y Y]

Date of entry of member's name in register
(New members only)

Date
[D D] / [M M] / [Y Y]

C4 Continued... Further changes to the register of members

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name ______ Given names ______

OR

☐ Company name ______

ACN/ ARBN/ ABN ______

Office, unit, level, or PO Box number ______

Street number and Street name ______

Suburb/City ______ State/Territory ______

Postcode ______ Country (if not Australia) ______

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
[D D] / [M M] / [Y Y]

Date of entry of member's name in register
(New members only)

Date
[D D] / [M M] / [Y Y]

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this form is true and complete

Name

DENNIS LEONG

Capacity

- [ ] Director
- [x] Company secretary

Signature



Date signed

16/10/03
[D D] [M M] [Y Y]

Lodging party details

Please notify the registered agent details (if applicable) and to whom queries about this form should be directed.

Registered Agent details
If this form is being lodged by an ASIC registered agent, please complete agent name and number

ASIC registered agent name

MACQUARIE BANK LIMITED

ASIC registered agent number

17290

Queries about this form
You can nominate an officeholder, lodging party or ASIC registered agent

If there is a query regarding this form, ASIC should contact (Choose one of the following)

- [ ] Signatory above
- [x] ASIC registered agent above
- [ ] Name of lodging party

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

DX Number

DX City/suburb

Telephone Number



Mail
Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au/easylodge